                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)
                                 --------------
                                  GBC BANCORP
                                (Name of issuer)
                                 --------------
                                  GBC BANCORP
                      (Name of person(s) filing statement)
                                 --------------
                           COMMON STOCK, NO PAR VALUE
                         (Title of class of securities)
                                 --------------
                                   361475106
                     (CUSIP number of class of securities)
                                 --------------
                                   Peter Lowe
                Executive Vice President/Chief Financial Officer
                                  GBC Bancorp
                              800 West 6th Street
                         Los Angeles, California 90017
                                 (213) 972-4117

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                    COPY TO:
                           Frederick B. McLane, Esq.
                             O'Melveny & Myers LLP
                             400 South Hope Street
                         Los Angeles, California 90071
                                 (213) 430-6000
                                 --------------
                                 JUNE 16, 1999
     (Date tender offer first published, sent or given to security holders)
                                 --------------
                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction valuation: $44,000,000*            Amount of filing fee: $8,800
--------------------------------------------------------------------------------

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid:  N/A                            Filing Party: N/A
Form or Registration No.: N/A                             Date Filed:  N/A

--------------
*Calculated solely for purposes of determining the filing fee in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. Based upon the purchase of 2,000,000 shares of Common Stock at the maximum offer price of $22, net in cash per share.
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ITEM 1.   SECURITY AND ISSUER.

          (a) The Issuer of the securities to which this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates is GBC Bancorp, a California corporation (the "Company"), and the address of its principal executive office is 800 West 6th Street, Los Angeles, California 90017.

          (b) This Statement relates to a tender offer by the Company to purchase 2,000,000 shares (or such lesser number of shares as are validly tendered) of its common stock, no par value (the "Shares"), at prices, net to the seller in cash and specified by shareholders, not greater than $22 nor less than $18 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the "Introduction," "Section 1. Number of Shares; Proration," "Section
8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 9. Background and Purpose of the Offer" and "Section 15. Extension of the Offer; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

          (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

          (d)  This Statement is being filed by the Issuer.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a)-(b) The information set forth in "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          The information set forth in the "Introduction" and "Section 9. Background and Purpose of the Offer" of the Offer to Purchase is incorporated herein by reference.

          (a)-(j) The information set forth in the "Introduction," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 9. Background and Purpose of the Offer," "Section 11. Source and Amount of Funds," and "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The information set forth in the "Introduction" and "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          The information set forth in the "Introduction" and "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a)-(b) The information set forth in "Section 10. Certain Information About the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

         (a)      Not applicable.

         (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (d)      Not applicable.

         (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase, dated June 16, 1999

         (a)(2)   Letter of Transmittal

         (a)(3)   Notice of Guaranteed Delivery

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

         (a)(7)   News Release issued by the Company on June 11, 1999

         (a)(8) Letter to the Company's Shareholders from Li-Pei Wu, Chairman of the Board and Chief Executive Officer of the Company, dated June 16, 1999

         (a)(9)   News Release issued by the Company on June 16, 1999

         (b)      Not applicable

         (c)(1) Employment Agreement among the Company, General Bank and Li-Pei Wu, dated as of January 1, 1998 (incorporated by reference to Exhibit 10 on the Company's Form 8-K dated February 19, 1998)

         (c)(2) Amendment to Employment Agreement among the Company, General Bank and Li-Pei Wu, dated March 19, 1998 (incorporated by reference to Exhibit 10.1 on the Company's Form 8-K/A dated March 19, 1998)

         (d)      Not applicable

         (e)      Not applicable

         (f)      Not applicable

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               GBC BANCORP


                                               By: /s/ Peter Lowe
                                                   ________________________
                                               Name:   Peter Lowe
                                               Title:  Executive Vice President/
                                                       Chief Financial Officer

Dated: June 16, 1999

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                                 EXHIBIT INDEX

Exhibit
Number    Description

(a)(1)    Offer to Purchase, dated June 16, 1999

(a)(2)    Letter of Transmittal

(a)(3)    Notice of Guaranteed Delivery

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)    News Release issued by the Company on June 11, 1999

(a)(8) Letter to the Company's Shareholders from Li-Pei Wu, Chairman of the Board and Chief Executive Officer of the Company, dated June 16, 1999

(a)(9)    News Release issued by the Company on June 16, 1999

(c)(1) Employment Agreement among the Company, the Bank and Li-Pei Wu, dated February 19, 1998 (incorporated by reference to Exhibit 10 on the Company's Form 8-K dated February 19, 1998)

(c)(2) Amendment to Employment Agreement among the Company, the Bank and Li-Pei Wu, dated March 19, 1998 (incorporated by reference to Exhibit
          10.1 on the Company's Form 8-K (Amendment) dated March 19, 1998)


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